

Mail Stop 3561

April 7, 2016

Choi Tak Yin Addy
Chief Executive Officer
Rito Group Corp.
Unit Room 2301, Wing Hing Industrial Building
83-93 Chai Wan Kok Street
Tsuen Wan, NT, Hong Kong

> **Re:** **Rito Group Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 23, 2016**
> **File No. 333-206319**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2016 letter.

Dilution, page 17

1. We have reviewed your response and revisions to comment 1. We are unable to recalculate net tangible book value of $282,731 as of December 31, 2015 before the offering based on your definition stated in the first paragraph of this heading. Please revise or advise.

Note 1. Description of Business and Organization, page F-7

2. We have reviewed your response to comment 3. We re-issue the following part of our previous comment. Please tell us why the May 4 and 14, 2015 transactions should not be considered linked transactions per the guidance in ASC 860-10-40-43 and 44. Additionally,

tell us in detail why you do not consider the transactions to be a repurchase financing. Refer to the definition in ASC 860-10-20.

3. It appears if you combine the May 4 and 14, 2015 transactions that Sino obtained control of Rito International as opposed to the reverse. Using the information provided in each of your responses to our comments surrounding the reverse recapitalization and the proper accounting for it, please provide a comprehensive response that explains in detail why the facts do not support that a forward acquisition of Rito International Enterprises Company Limited by Sino occurred. Please be detailed in your step-by-step analysis.

4. In your February 29, 2016 response, you indicated on May 14, 2015 that Ms. Cheung gifted her shares to Mr. Or. In your latest response, you suggest that some form of loan repayment took place between Ms. Cheung Yuet Wah and Mr. Or Ka Ming on May 14, 2015. Please clarify what you are trying to convey with your description and footnote reference to the May 14, 2015 transaction in your latest response. We may have further comment.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at (202) 551-3621, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Adam Tracy, Esq.